UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Walter Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

93317Q 10 5
(CUSIP Number)

Kenneth Maiman, Esq.
Appaloosa Management L.P.
26 Main Street, First Floor
Chatham, NJ 07928
(973) 701-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

June 24, 2005
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 93317Q 10 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Appaloosa Investment Limited Partnership I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,091,398
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,091,398
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,091,398
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D/A

CUSIP No. 93317Q 10 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Palomino Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,708,602
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,708,602
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,708,602
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D/A

CUSIP No. 93317Q 10 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Appaloosa Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,800,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D/A

CUSIP No. 93317Q 10 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Appaloosa Partners Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,800,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D/A

CUSIP No. 93317Q 10 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	David A. Tepper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7	SOLE VOTING POWER 95,100
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,800,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER 95,100
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,895,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 2 (the “Amendment No. 2”) amends the Schedule 13D originally filed on November 8, 2004, as amended by Amendment No. 1 filed on May 26, 2005 (as amended, the “Schedule 13D”), by (i) Appaloosa Investment Limited Partnership I, (ii) Palomino Fund Ltd., (iii) Appaloosa Management L.P., (iv) Appaloosa Partners, Inc., and (v) David A. Tepper, relating to the common stock, par value $0.01 per share (the “Common Stock”) of Walter Industries, Inc., a Delaware corporation (the “Company”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the original Schedule 13D or the previously filed amendment thereto, and unless amended hereby, all information previously filed remains in effect.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 24, 2005, the Manager advised the Company, the limited partners of AILP and the shareholders of Palomino that the Manager intends to make a pro-rata in-kind distribution (the "Distribution"), on or about June 27, 2005, to such limited partners and shareholders of 4,900,000 shares of Common Stock (the “Distribution Shares”) currently held by AILP and Palomino. Upon completion of the Distribution: (i) an aggregate of 922,493 of the Distribution Shares will have been distributed to Mr. Tepper and to persons and entities for which Mr. Tepper exercises sole voting and dispositive power with respect to such shares and, accordingly, such shares will continue to be beneficially owned by Mr. Tepper; and (ii) an aggregate of 3,977,507 of the Distribution Shares will have been distributed to other limited partners of AILP and shareholders of Palomino (collectively, the "Unaffiliated Distributees"). After giving effect to the Distribution, Mr. Tepper will beneficially own 1,017,593 shares of Common Stock and, by virtue of his relationship to AILP and Palomino as described in item 2 of this Schedule 13D, may be deemed to be the beneficial owner of an additional 900,000 shares of Common Stock beneficially owned by AILP and Palomino. These 900,000 shares, together with the 1,017,593 shares of Common Stock that will be beneficially owned by Mr. Tepper, will constitute approximately 4.96% of the issued and outstanding shares of Common Stock (based on 38,641,998 shares of Common Stock outstanding as of April 30, 2005, as disclosed in the Company’s Form 10-Q for the quarterly period ended March 31, 2005, filed with the Securities and Exchange Commission on May 10, 2005). None of the Reporting Persons has or will have any agreements, arrangements or understandings with any Unaffiliated Distributees for the purpose of acquiring, holding, voting or disposing of any of the Shares distributed to the Unaffiliated Distributees and, accordingly, none of the Reporting Persons will beneficially own, directly or indirectly, any of the Shares distributed to the Unaffiliated Distributees.

The Manager has determined to distribute the Distribution Shares to the limited partners of AILP and the shareholders of Palomino at this time in light of the relatively large market value of AILP’s and Palomino’s share position in the Company relative to the other assets held by AILP and Palomino and the Manager’s desire to reduce AILP’s and Palomino’s concentration of risk in one issuer. However, Mr. Tepper does not have any current plans to dispose of any of the shares of Common Stock distributed to him and to persons and entities over which Mr. Tepper exercises sole voting and dispositive power.

Notwithstanding the Manager’s determination to distribute the Distribution Shares, the Manager is encouraged by the following developments disclosed in the Company’s Form 8-K filed on June 20, 2005: the execution of an agreement to acquire Mueller Water Products, Inc. (“Mueller”); the planned combination of the Company’s U.S. Pipe subsidiary with Mueller after the closing, creating a separate reporting subsidiary with meaningful scale, thereby potentially increasing the Company’s flexibility to pursue alternatives related to value creation; and the Company’s plan to work with financial advisors regarding additional strategies to further maximize shareholder value.  The Manager believes that the Company should pursue transactions that enhance shareholder value, including possibly spinning-off the Company’s industrial products, homebuilding/financing, and/or natural resources businesses in a tax-efficient manner.

Each of the Reporting Persons reserves the right, in light of its or his ongoing evaluation of the Company’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Common Stock by the Securities Act of 1933, as amended, or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Company, (ii) sell or transfer shares of Common Stock or other securities beneficially owned by them from time to time in public or private transactions, and (iii) distribute in kind to their respective shareholders, partners or members, as the case may be, shares of Common Stock or other securities owned by any of them.

Except as described above or otherwise described in the Schedule 13D, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2005

APPALOOSA INVESTMENT LIMITED PARTNERSHIP I
By:	APPALOOSA MANAGEMENT L.P.,
Its General Partner

By:	APPALOOSA PARTNERS INC.,
Its General Partner
By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

PALOMINO FUND LTD.
By:	APPALOOSA MANAGEMENT L.P.,
Its Investment Adviser

By:	APPALOOSA PARTNERS INC.,
Its General Partner
By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

APPALOOSA MANAGEMENT L.P.
By:	APPALOOSA PARTNERS INC.,
Its General Partner

By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

APPALOOSA PARTNERS INC.

By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

/s/ David A. Tepper
Name: David A. Tepper

EXHIBIT INDEX

Exhibit 1	--	Joint Filing Agreement.*

Exhibit 2	-- Transactions in Shares of Common Stock of the Company Within the Past Sixty Days.*

___________________________________

* Filed on November 8, 2004